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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                     FILING NO. 2 FOR THE MONTH OF MAY, 2002




                              VISIBLE GENETICS INC.
                           (Exact name of Registrant)

         700 BAY STREET, SUITE 1000, TORONTO ON, CANADA M5G 1Z6 (Address
                         of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F X Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes     No X
                                      ---    ---

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                              VISIBLE GENETICS INC.

      On May 30, 2002, we reported our financial results for the first quarter of 2002. We reported sales of $4.3 million for the first quarter ended March 31, 2002, compared to $3.6 million for the same period in 2001. The net loss attributable to common shareholders for the quarter was $10.8 million or $0.56 per share, compared to a net loss attributable to common shareholders of $9.4 million or $0.58 for the same period in 2001. (All amounts are in United States dollars.)

      Sales of genotyping kits and consumables increased by 40% to $3.6 million in the first quarter of 2002 compared to $2.6 million in the fourth quarter of 2001. In addition, total expenses fell by 7% to $11.1 million in the first quarter of 2002, from $11.9 in the fourth quarter of 2001. The decrease in expenses was due primarily to bringing the Atlanta kit manufacturing facility on line.

      We also announced today that we are in discussions with third parties regarding various strategic alternatives including a potential sale of the Company. Bear, Stearns & Co. Inc. has been retained as our financial advisor and has been assisting management and the Board of Directors in this process. Any potential sale transaction being discussed at this time would likely include a modest premium to the Company's current share price. While we are committed to acting in the best interest of our shareholders, the timing and outcome of this process is uncertain.

      As a result of these developments, we have postponed today's scheduled conference call to discuss first quarter results. We intend to schedule an investor call when appropriate to provide an update. Assuming we do not consummate a strategic transaction, we estimate that our 2002 revenue will be in the range of $20-$25 million compared to the $32-$37 million range previously estimated. This revision reflects a slower up-take of genotyping kits and consumables, and delays in securing a distribution partner for our hepatitis C product.

      THIS FORM 6-K CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. A VARIETY OF FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE ANTICIPATED RESULTS OR OTHER EXPECTATIONS EXPRESSED IN THESE FORWARD LOOKING STATEMENTS. THE RISKS AND UNCERTAINTIES THAT MAY AFFECT THE OPERATIONS, PERFORMANCE, DEVELOPMENT AND RESULTS OF THE COMPANY INCLUDE BUT ARE NOT LIMITED
TO: THE TIMING OF OUR FUTURE CAPITAL NEEDS AND/OR INABILITY TO RAISE ADDITIONAL CAPITAL WHEN NEEDED; UNCERTAINTY OF ACCEPTANCE OF GENOTYPING IN GENERAL, AND OF OUR PRODUCTS, IN PARTICULAR IN THE CLINICAL DIAGNOSTIC MARKET; DESIRE OF THE FDA TO TAKE ENFORCEMENT ACTION TO RESTRICT THE USE OF HOME BREW GENOTYPING TESTS TO PROVIDE DRUG RESISTANCE REPORTS AND TESTS TO PHYSICIANS AND OTHER HEALTH CARE PROVIDERS; REFUSAL OF INSURANCE COMPANIES AND OTHER THIRD PARTY PAYORS TO REIMBURSE PATIENTS OR PHYSICIANS FOR OUR PRODUCTS; PROBLEMS THAT WE MAY FACE IN BRINGING OUR HEPATITIS C GENOTYPING KIT TO MARKET; PROBLEMS THAT WE MAY FACE IN MANUFACTURING, MARKETING AND DISTRIBUTING OUR PRODUCTS; DELAYS WHICH MAY OCCUR IN MAKING OUR ATLANTA MANUFACTURING FACILITY FULLY OPERATIONAL; DELAYS IN OBTAINING OR OUR INABILITY TO OBTAIN APPROVAL BY THE FDA FOR CHANGES MADE TO FDA-APPROVED PRODUCTS; DELAYS IN OBTAINING OR OUR INABILITY TO OBTAIN APPROVAL BY CERTAIN FOREIGN REGULATORY AUTHORITIES FOR OUR HIV OPENGENE SYSTEM AND CERTAIN OTHER PRODUCTS; DELAYS IN OBTAINING OR OUR INABILITY TO OBTAIN FDA APPROVAL FOR CERTAIN OF OUR FUTURE PRODUCTS; PROBLEMS WE MAY FACE WITH FUTURE CLINICAL TRIALS; PROBLEMS IN ACQUIRING AND PROTECTING
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INTELLECTUAL PROPERTY IMPORTANT TO OUR BUSINESS THROUGH PATENTS, LICENSES AND
OTHER ARRANGEMENTS; OUR ABILITY TO SUCCESSFULLY DEFEND CLAIMS THAT OUR PRODUCTS MAY INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS; PROBLEMS WITH IMPORTANT SUPPLIERS AND BUSINESS PARTNERS; DELAYS IN DEVELOPING OR THE FAILURE TO DEVELOP NEW PRODUCTS AND ENHANCED VERSIONS OF EXISTING PRODUCTS; AND OTHER ISSUES DETAILED FROM TIME TO TIME IN THE COMPANY'S SEC FILINGS. THESE FORWARD LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE HEREOF. VISIBLE GENETICS DISCLAIMS ANY INTENT OR OBLIGATION TO UPDATE THESE FORWARD LOOKING STATEMENTS.

      We hereby incorporate by reference this Form 6-K (except for the fourth paragraph of this Form 6-K) into our Registration Statements on Form F-3 and into the prospectuses contained therein (File Nos. 333-76786 and 333-81406), and our outstanding Registration Statements on Form S-8 and into the reoffer prospectuses contained therein.

Exhibit 1 - First Quarter 2002 Financial Results

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                                   SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                          VISIBLE GENETICS INC.


Date: May 30, 2002                        By: /s/ Richard T. Daly
                                              ---------------------------------
                                              Name:  Richard T. Daly
                                              Title: Chief Executive Officer